APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS

THIRD CLIFF BAKERY, LLC

FINANCIAL STATEMENTS

and

INDEPENDENT ACCOUNTANTS'
REVIEW REPORT

For the year ended
December 31, 2018



T A B L E O F C O N T E N T S





INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
Third Cliff Bakery, LLC
14 Beethoven Street
Boston, MA 02119

We have reviewed the accompanying financial statements of **Third Cliff Bakery, LLC (**a Massachusetts limited liability company), which comprise the balance sheet as of December 31, 2018, and the related statement of income and change in member's capital and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

- CONTINUED -

Rucci, Bardaro & Falzone, PC   **www.rbfpc.com**
500 Unicorn Park Drive, Suite 101, Woburn, MA 01801 | Phone 781.321.6065 | Fax 781.321.7747
7 Main Street, Atkinson, NH 03811 | Phone 781.321.6065 | Fax 781.321.7747
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INDEPENDENT ACCOUNTANTS' REVIEW REPORT - CONTINUED

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Rucci, Bardaro & Falzone, PC

Rucci, Bardaro & Falzone, PC
Certified Public Accountants
Woburn, Massachusetts

June 27, 2019



Third Cliff Bakery, LLC

BALANCE SHEET
Unaudited
December 31, 2018
(See Independent Accountants' Review Report)

ASSETS

		2018
CURRENT ASSETS		
Cash	$	17,037
TOTAL ASSETS	$	17,037

LIABILITIES AND MEMBER'S CAPITAL

LONG-TERM LIABILITIES		
Shareholder notes payable	$	2,150
TOTAL LIABILITIES		2,150
MEMBER'S CAPITAL		
Retained earnings		14,887
TOTAL LIABILITIES and MEMBER'S CAPITAL	$	17,037



See accompanying notes to the financial statements.

Third Cliff Bakery

STATEMENT OF INCOME AND CHANGES IN MEMBER'S CAPITAL
Unaudited
For the year ended December 31, 2018
(See Independent Accountants' Review Report)

		2018	**%**
NET SALES	$	29,080	100.0
COST OF GOODS SOLD			
Supplies		9,193	31.6
Direct labor		864	3.0
Freight & delivery		22	0.1
Total cost of goods sold		10,079	34.7
Gross profit		19,001	65.3
OPERATING EXPENSES			
Rent		11,473	39.5
Insurance		957	3.3
Computer services		607	2.1
Dues and subscriptions		500	1.7
Office supplies		325	1.1
Professional fees		207	0.7
Bank fees		164	0.6
Travel		68	0.2
Miscellaneous		49	0.2
Advertising		29	0.1
Repairs & maintenance		11	0.0
Total operating expenses		14,390	49.5
NET INCOME		4,611	15.8
MEMBER'S CAPITAL AT BEGINNING OF YEAR		10,276	
MEMBER'S CAPITAL AT END OF YEAR	$	14,887	



Third Cliff Bakery

STATEMENT OF CASH FLOWS
Unaudited
For the year ended December 31, 2018
(See Independent Accountants' Review Report)

	2018
CASH FLOW FROM OPERATING ACTIVITIES:	
Net income	$ 4,611
Adjustments to reconcile net income to net cash provided by operations:	
Prepaid expenses	1,621
NET CASH PROVIDED BY OPERATING ACTIVITIES	6,232
NET CHANGE IN CASH	6,232
CASH, beginning of period	10,805
CASH, end of period	$ 17,037

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash **paid** during the year for:

Interest expense	$ -
Income taxes	$ -



See accompanying notes to the financial statements.

Third Cliff Bakery, LLC

NOTES TO FINANCIAL STATEMENTS

For the year ended December 31, 2018
(See Independent Accountants' Review Report)

NOTE A - NATURE OF OPERATIONS

Third Cliff Bakery LLC (the "Company") a Massachusetts Limited Liability Company, was incorporated on February 13, 2019 (see Note F) and is a roving dessert baking business based out of CommonWealth Kitchen, a culinary incubator in Dorchester, Massachusetts.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. **Basis of Presentation**
   The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America.

2. **Use of Estimates**
   The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. **Revenue Recognition**
   Sales are recorded upon delivery of food to intended customer.

4. **Cash and Cash Equivalents**
   For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2018.

5. **Advertising Costs**
   The Company expenses advertising costs as incurred. For the year ended December 31, 2018, advertising costs totaled $29.



NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

6. **Income Taxes**

The Company is treated as a sole proprietorship for federal and state income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal returns of the member and taxed depending on the member's personal tax situations. The financial statements do not reflect a provision for income taxes.

The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. As of December 31, 2018, the Company does not believe that it has taken any positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next year.

The Company recognizes interest and penalties related to unrecognized tax benefits in operating expenses. There were no interest and penalties related to unrecognized tax benefits for the 2018 tax year.

NOTE C - DUE TO RELATED PARTY

As of December 31, 2018, the Company received advances from its sole member amounting to $2,150. No interest has been accrued for these advances as of December 31, 2018. The balance is expected to be paid back, in full, during 2019.

NOTE D - CONCENTRATION OF CREDIT RISK

Cash in bank accounts may exceed Federal Deposit Insurance Corporation (FDIC) insurance limits from time-to-time during the year in the ordinary course of business, which management does not believe exposes the Company to significant risk of loss. As of December 31, 2018, the FDIC insures cash balances in banks up to $250,000, and there was no amount in excess of FDIC insurance limits.



Third Cliff Bakery, LLC

NOTES TO FINANCIAL STATEMENTS - CONTINUED

For the year ended December 31, 2018
(See Independent Accountants' Review Report)

NOTE E - COMMITMENTS

The Company leases its kitchen space in Dorchester under a tenant-at-will agreement starting in 2015. The rent payment is dependent on the amount of hours the space is in use and the square footage of the space in use for a given month. Rent expense for 2018 was $11,116.

NOTE F - SUBSEQUENT EVENTS

The Company was incorporated on February 13, 2019 but began operations in 2015 and has been recorded on Schedule C of the member's personal income tax return.

Management has evaluated subsequent events through June 27, 2019, which is the date the financial statements were available to be issued. With the exception of the item noted above there are no recognized or non-recognized subsequent events that existed at the balance sheet date which are necessary to disclose to keep the financial statements from being misleading.

